UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto

Filed Pursuant to Rule 13d-2.

Under the Securities Exchange Act of 1934

[(Amendment No.     )*]

Achillion Pharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00448Q201 (CUSIP Number)

October 25, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gilead Sciences, Inc. Tax ID Number: 94-3047598
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

1,115,839*
6 SHARED VOTING POWER

- 0 -
7 SOLE DISPOSITIVE POWER

1,115,839*
8 SHARED DISPOSITIVE POWER

- 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,115,839*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.19%**
12	TYPE OF REPORTING PERSON

CO

*	Represents shares of common stock issued upon automatic conversion of shares of Series C-1 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock of Achillion Pharmaceuticals Inc. (the “Company”) held by Gilead Sciences, Inc.
**	Based on 15,523,637shares of common stock of the Company outstanding as of November 15, 2006 as reported on the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006.

CUSIP No.	SCHEDULE 13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

Achillion Pharmaceuticals Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

300 George Street New Haven, MA 06511

Item 2	(a)	Name of Person Filing:

Gilead Sciences, Inc.

Item 2	(b)	Address of Principal Business Office or, If None, Residence

333 Lakeside Drive Foster City, CA 94404

Item 2	(c)	Citizenship:

Delaware

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2	(e)	CUSIP Number:

00448Q201

Item 3.		Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable

CUSIP No.	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned: 1,115,839*

	(b)	Percent of Class: 7.19%**

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or direct the vote: 1,115,839*

		(ii)	shared power to vote or direct the vote: - 0 -

		(iii)	sole power to dispose or to direct the disposition of: 1,115,839*

		(iv)	shared power to dispose or to direct the disposition of: - 0 -

*	Represents shares of common stock issued upon automatic conversion of shares of Series C-1 Convertible Preferred Stock and Series C-2 Convertible Preferred Stock of Achillion Pharmaceuticals Inc. (the “Company”) held by Gilead Sciences, Inc.
**	Based on 15,523,637shares of common stock of the Company outstanding as of November 15, 2006 as reported on the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	SCHEDULE 13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2007

GILEAD SCIENCES, INC.
(Registrant)

/s/ John F. Milligan
John F. Milligan Executive Vice President and Chief Financial Officer